March 30, 2018

VIA EDGAR

Mr. Lyn Shenk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allison Transmission Holdings, Inc.
Form 8-K Furnished February 14, 2018
File No. 001-35456

Dear Mr. Shenk:

Allison Transmission Holdings, Inc. (the “Company” or “we”) hereby submits the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 16, 2018 regarding the Commission’s review of the Company’s Current Report on Form 8-K furnished February 14, 2018. For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the Company’s response.

Form 8-K Furnished February 14, 2018

Exhibit 99.1

2018 Guidance, page 3

1.	You provide outlook guidance for the non-GAAP measures “Adjusted EBITDA Margin” and “Adjusted Free Cash Flow” here and in Exhibit 99.2. Please present the comparable GAAP guidance with equal or greater prominence wherever presented and required reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K. Also refer to the next to last bullet in Question 102.10 of the staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures” (“C&DI”) for guidance.

Response:

In response to the Staff’s comment, in future filings the Company will present the comparable GAAP financial measure guidance with equal or greater prominence to any non-GAAP financial measure guidance presented. In addition, the Company will include in its future filings that provide guidance for non-GAAP financial measures a reconciliation of such measures to the most directly comparable GAAP financial measure when the information is available without unreasonable efforts, or if it is unable to do so, the Company will disclose that fact and will identify the unavailable information preventing the Company from presenting such reconciliation, in compliance with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in the referenced Question 102.10.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 30, 2018

Reconciliation of GAAP to Non-GAAP Financial Measures, page 8

2.	We note you present Adjusted EBITDA Margin here and in Exhibit 99.2 without presenting comparable GAAP margin. Please present the comparable GAAP margin with equal or greater prominence.

Response:

In response to the Staff’s comment, in future filings the Company will present the comparable GAAP financial measure with equal or greater prominence to the non-GAAP financial measure.

Exhibit 99.2

Q4 2017 Performance Summary, page 5

3.	In your “Q4 Performance Summary” you highlight your non-GAAP measure of “Adjusted Free Cash Flow.” Also, we note on page 13 you present “Adjusted Free Cash Flow (% to Net Sales)” without presenting the comparable GAAP measure. Please present the comparable GAAP measures with equal or greater prominence.

Response:

In response to the Staff’s comment, in future filings the Company will present the comparable GAAP financial measure with equal or greater prominence to the non-GAAP financial measure.

* * * * *

If you have any questions or comments, please contact me at (317) 242-6937.

Very truly yours,

/s/ David S. Graziosi
David S. Graziosi
President, Chief Financial Officer and Assistant Secretary

cc:	Abe Friedman, Division of Corporation Finance
Doug Jones, Division of Corporation Finance
Lawrence E. Dewey, Chairman and Chief Executive Officer
Eric C. Scroggins, Vice President, General Counsel and Secretary